March 10, 2021

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Attn: Stacie Gorman, Esq. and Pam Long, Esq.

Re:	Green Stream Holdings Inc.
Amendment No. 3 to Form 10-12G
Filed January 4, 2020
File No. 000-53279

Dear Ms. Gorman and Ms. Long:

Please be advised that the undersigned is the duly-appointed Chief Executive Officer of Green Steam Holdings, Inc., the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the amendment to Issuer’s Registration Statement on Form 10, filed on January 4, 2021 (the “Registration Statement”) provided in your letter dated January 21, 2021 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter and provide explanation, where necessary of Amendment No. 4 to Registration Statement on Form 10 filed on March 9, 2021. Our responses follow the text of each Comment, which we have reproduced below for your convenience.

Amendment No. 3 to Form 10-12G

Part I.

Item 1. Description of Business, page 3

1.	We note you have revised your disclosure to state that the business of the company is now marketing, selling, and contracting leases for solar solutions. However, your disclosure on page 8 and elsewhere still appears to indicate that the company will be building solar infrastructure and receiving revenue from the leases. Please revise to clearly disclose your business, including the extent to which you expect to be managing solar power projects, building greenhouses, and providing advanced solar battery products. Clarify whether these activities, referenced in various places in the business description, are distinct lines of business that you intend to pursue and describe the steps you have taken and expect to take to do so. Please specify what services are provided by Mr. Morali's company. Please clarify how you will be paid and how Mr. Morali's company will be paid.

The Description of Business Section, and other Sections within the Registration Statement, have been substantially revised to address this comment and in particular clarify that the company will not manufacture any of the products incorporated in its solar systems. Please note that the Issuer’s current operations namely: solar systems; power purchase agreements; and community solar projects, are not separate lines of business but all related to the Issuer’s solar solutions. Additionally, the registration statement has been revised to clarify how the Issuer and Mr. Morali will be paid.

1

2.	We note your disclosure that you have removed Richard Rodgers as a director of the company; however, you continue to refer to him as a director. Please advise or revise as appropriate.

The registration statement has been revised to remove all references to Richard Rodgers as a director, as consistent with his resignation.

Key Suppliers and Contractors, page 8

3.	We note your response to comment 3 of our letter. We note that your disclosure still references Dream Green Partners, Inc. As requested in our comment, in your business section, please disclose the specific services that Dream Green Partners will provide, and describe and file any agreement with Dream Green to provide services.

The registration statement has been amended to remove references to Dream Green Partners, Inc. since the agreement between it and the Issuer, and the services that it provided pursuant thereto, were not material to the Issuer’s business.

Plan of Operation, page 8

4.	We note your response to comment 8 and reissue our comment in part. We note that you have provided some disclosure on an aggregate basis. With respect to these leases, please disclose when you anticipate completing each solar power project, the cost to build each project, and who will build each project. Please clarify whether the projects are required to be completed within a set period of time and if there is a penalty for failure to build out each project. To the extent you have entered into an agreement with another entity to build out each project, please file the agreement in accordance with Item 601(b)(10) of Regulation S-K. Please clarify whether you have a right to renew each lease. Please clarify who will own the equipment at the end of the lease, and whether you will be required to remove the equipment, if the equipment is not purchased by the property owner. Additionally, we note your disclosure that you anticipate receiving revenues of $50,000 to $60,000 per quarter from the leases. Please disclose your basis for this assertion.

The company has revised this disclosure to disclose the anticipated dates and costs of completion of each active project and to address the other items in this Comment. Specifically, the Issuer disclosed:

“The Company plans to continue to marketing its renewable energy generation systems, focusing on solar resources, as a replacement of fossil fuel energy generation equipment. The Company intends to do this by serving as the administrator of solar system installations to be provided by the Company’s vendors, and a coordinating agent for leasing arrangements relating to those systems. In the next twelve months we intend to focus on projects in the $50,000 to $5,000,000 range. GSFI will provide financing for those projects through investment of its own funds, management of project-specific investor funds, and leasing of solar energy equipment and components. As of the date of this registration statement, we have entered into six (6) Solar Roof Leases in the New York and New Jersey metropolitan area, each for a term of twenty-five (25) years at $2,000 per month with annual increases of 2%. As of the date of this registration statement, the Company was actively seeking to develop solar systems at the locations subject to three (3) of those leases. The leases will not commence until the Company has arranged for the commencement of construction of a solar system at the site. The construction of each solar system will cost the Company approximately $60,000 to $2,000,000 to build depending on the specifications of the system and any applicable tax credits.

2

Pursuant to the terms of the Solar Leases, the Company agreed to lease space from each of the property owners for the siting, installation, inspection, operation, maintenance, and repair of solar systems on each of the sites. Each lease is for a term of twenty-five (25) years for a monthly rental amount of $2,000 payable upon commencement of net metering of commercial revenue generation. None of the Solar Leases provide a deadline for completion of, or a penalty for failure to build an operational solar system at the locations subject to the Solar Leases. Once a solar system has become operational at a Solar Lease location, the Company will receive payment from the sale of the electricity it generates to the local electric utility, and any corresponding tax credits and other incentives. The Company may then also enter a PPA with the lessor of the location in order to sell electricity generated by the system to the lessor, or make electricity from the system available to the many potential customers of a community solar project. The Company is responsible for developing, installing and designing each solar facility and is the owner of the solar equipment and the property owner shall have the right to purchase the equipment after twenty (20) years. The Company has the right to terminate the Lease at any time without notice to the property owner. Following the expiration or termination of the lease, the Company will be required to decommission, dismantle and remove the solar system and all other installations and to return the property to its condition before the commencement of the lease.

Timetable for Solar System Installations

Project	Anticipated Completion Date	Anticipated Cost	Anticipated Developer
160 Imlay St, Brooklyn, NY	January, 2022	$1,200,000	Amergy
15 Sherwood Ave, Yonkers, NY	August, 2022	$80,000	Amergy
8012 Tonneli Ave, N.Bergen, NJ	November, 2021	Pending**	Amergy
11 Station Road, Bellport, NY	December, 2021	Pending**	Amergy
325 Ferry Street, Newark, NJ	August, 2021	Pending**	Amergy

* Reflects estimates based on future conditions. Actual dates, costs and related may vary.

** Pending: the Company has not yet fully/sufficiently evaluated the project to make an estimate.

If the Company is able to raise sufficient funds, it hopes to enter into larger leases for larger projects to increase its revenue streams. To effectively fund our business plan, we will need to raise additional capital. However, there can be no assurance that the Company will be able to raise sufficient capital on terms acceptable to the Company to complete any or all of these projects.”

Item 2. Financial Information, page 26

5.	We note your response to comment 6 of our letter and reissue. Please revise here and in the business section to provide the information requested by Items 101(a)(2) and 303 of Regulation S-K by disclosing your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the categories of expenditures for your anticipated operations. Please disclose how you anticipate funding these expenditures at each stage.

The registration statement has been substantially revised to address this comment. The Issuer has included the following information regarding the Issuer’s plan of operation and detailed milestones:

3

“During the first quarter of 2021, we will require approximately $7 million of which approximately $2 million will be used to repay the Company’s currently outstanding convertible notes and approximately $5 million will be used for the design, construction and installment of the Company’s first four or five solar facility projects. During the first quarter of 2021 to date, the Company has repaid approximately $580,000 in convertible notes and the payment of the Eagle Oil Parties settlement amount. See, Legal Proceedings.

During the second quarter of 2021, providing the Company can complete one or more solar systems at locations under the Solar Leases, the Company expects to commence revenue generating operations. If four or more such solar systems are operational, it is anticipated that revenues from the resale of electricity to the applicable utilities will generate approximately $50,000 to $60,000 per quarter based on our projections of the amount of power these systems will generate, and the current amounts the applicable electric utilities will pay for electricity generated using solar power.

Thereafter, in the third quarter of 2021, providing the Company has generated revenue generating operations, the Company anticipates it will be profitable within the quarter. The Company will continue to seek additional candidates for leases of the solar systems it markets and intends to sell and anticipates it will be required to raise additional capital through the sale of its securities or debt. However, there can be no assurance that the Company will be able to raise these funds or that it will be able to do so on terms that are favorable to the Company.

Anticipated Milestones

The Company anticipates completing projects it has already started, and potentially expand with new leases and projects, possibly in new states, as described in the table below.

Milestone	Commencement Date	Completion Date	Categories of Expenditures
160 Imaly St. Brooklyn NY Operational	March 2021	January 2022	Contractors, equipment, transportation, developer
15 Sherwood Ave. Yonkers NY	March 2021	August 2022	Contractors, equipment, transportation, developer
8012 Tonneli Ave, N. Bergen NJ	Pending	November 2021	Contractors, equipment, transportation, developer
11 Station Road Bellport NY	Pending	December 2021	Contractors, equipment, transportation, developer
325 Ferry Street Newark NJ	Pending	August 2021	Contractors, equipment, transportation, developer
Additional Installation/Lease	Pending	November 2021	Pending
Additional Installation/Lease	Pending	December 2021	Pending
Expansion New State	Efforts May Start 3rd Quarter 2021	Fourth Quarter 2021	Marketing, Travel, Consultants,
Expansion 2nd New State	Efforts May Start 4th Quarter 2021	First Quarter 2022	Marketing, Travel, Consultants,

The amounts that we actually spend for any specific purpose may vary significantly, and will depend on a number of factors including, but not limited to, the pace of the completion of each solar system, conditions in the markets for the services required to complete solar systems, changes in or revisions to our marketing strategies, as well as any applicable legal or regulatory changes which may occur.

4

If we are unable to raise the net proceeds from our Regulation A Offering or other financing activities that we believe are needed to fund or business plan, we may be required to scale back our development plans by reducing expenditures for employees, consultants, business development and marketing efforts, and other envisioned expenditures. This could reduce our ability to complete existing solar system projects or initiate new ones, or require us to seek further funding earlier, or on less favorable terms, than if we had raised the full amount of the offering.

If management is unable to implement its proposed business plan or employ alternative financing strategies, it does not presently have any alternative proposals.

We cannot assure you that our solar systems will be completed in a timely manner or at all, that we will ever earn revenues sufficient to support our operations or that we will ever be profitable. Furthermore, since we have no committed source of financing, we cannot assure you that we will be able to raise money as and when we need it to continue our operations. If we cannot raise funds as and when we need them, we may be required to severely curtail, or even to cease our operations.”

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 28

6.	Please identify the natural persons with voting or dispositive control over the securities held by the We Work Revocable Trust. Please refer to Item 403 of Regulation S-K for guidance. Please add risk factor disclosure to clarify that this person or these persons will be able to control the company, including, but not limited to, appointing directors and determining whether the company should merge with or acquire other entities.

Item 4 was revised to identify who holds voting and dispositive control over the securities held by the We Work Revocable Trust. The revised table is reproduced below, and the risk factor regarding the risks relating to this person’s control of the trust is included in our response to your comment number 8 below.

“Name of Beneficial Owner (1)	Common Stock Beneficially Owned (1)	Percentage of Common Stock Owned (1)	Shares of Series B Preferred Stock Held (2)	Percentage of Series B Preferred Held	Number of Total Voting Shares	Percentage of Total Voting Shares
James C. Di Prima, CEO (3)	1,500,000	1.4%	600,000	100%	600,000,000,000	99.99%
James Ware, Director	1,000,000	0.9%	0	0	1,000,000	*
Directors and Officers (2 people)	4,500,000	2.3%	600,000	100%	600,003,000,000	99.99%

Other 5% Shareholders
We Work Revocable Trust (3)	2,000,000	0.18%	600,000	100%	600,000,000,000	99.99%
Jason D Cohan	19,739,041	18.31%	0	0	19,739,041	*

* Less than 1%.

(1)       Applicable percentage ownership is based on 107,890,391 shares of Common Stock outstanding as of March 9, 2021. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock that are currently exercisable or exercisable within 60 days of March 9, 2021 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)       The 1,000,0000 shares of Series B Preferred Shares have the right to vote in the aggregate, on all shareholder matters votes equal to 99% of the total shareholder vote on any and all shareholder matters. The Series B Preferred Stock will be entitled to this 99% voting right, representing at present 600,000,000,000 votes based on the 107,890,391 shares of Common Stock outstanding, no matter how many shares of Common Stock or other voting stock of the Company’s stock are issued and outstanding in the future.

5

(3)        Mr. DiPrima holds voting control over the 600,000 shares of Series B Convertible Preferred Stock held by the We Work Revocable Trust. Mark Pierce is the Trustee of the Trust and the beneficiaries are the minor children of the Company’s former Chairman and Chief Executive Officer Madeleine Cammarata. Mr. Pierce disavows voting control over the shares held by the Trust.”

General

7.	We note that you have removed disclosure regarding the legal proceedings in which the company was involved. Please revise to disclose this litigation and discuss the determination of the case.

The Legal Proceedings disclosure was updated to include the final resolution of the case. The disclosure is reproduced as follows:

Following the Company’s acquisition of Green Stream Finance Inc. (the “Acquisition”), disputes arose between certain holders of the shares of the Company’s preferred stock (the “Preferred Holders”), the Company, and Madeleine Cammarata personally. The Company, Madeleine Cammarata, and the Preferred Holders entered a settlement agreement on May 29, 2019 (the “Settlement”). The Settlement required the Preferred Holders to return their preferred shares for cancelation and accept common stock and certain payments. Additionally, the Preferred Holders and others have asserted the existence of certain outstanding promissory notes (the “Notes”) in the amount of approximately $16,427,143, not including accrued interest. The Settlement was amended by the Parties on October 10, 2019, and the Settlement, as amended, required the Company to include certain provisions regarding the Notes and to qualify its Regulation A Offering by March 9, 2020, or the Company would be required to issue 150,000 shares of Series B Convertible Preferred Stock in an amount that would grant them significant voting rights though would not result in voting control of the Company. Notwithstanding the foregoing, the Preferred Holders claim that the Company breached the Settlement Agreement and that they are entitled to the Series B Preferred Shares. The Company disputed that there was a breach in the Settlement Agreement by the Company. On August 16, 2020, without either party admitting or denying any wrongdoing, the Company and the Eagle Oil Parties reached an agreement to dismissal of an action commenced by the Registrant against the holders of the Notes (the “Action”), mutual general releases, the return, cancellation and retirement of the Settling Defendants’ 2,500,000 shares of the Company’s common stock and any and all rights to any and all owned securities or debt of the Company including, but not limited the 150,000 shares of Series B Convertible Preferred Stock the Eagle Oil Parties asserted they owned in a Schedule 13G filing, plus any rights to any and all notes of the Eagle Oil Parties. In consideration for same from the Eagle Oil Parties, the Company agreed to pay the Eagle Oil Parties the sum of Two Hundred Thousand Dollars ($200,000) and the parties agreed to not make any disparaging statements about each other. The Company and the Eagle Oil Parties have revised this settlement agreement to provide extensions for the payment of the settlement amount. On February 11, 2021, the Company finalized the Settlement Agreement by making the final payment of $183,000 as full and final payment of the Settlement. Accordingly, the parties have no further rights or obligations as to each other and the Registrant will be retiring all of the securities held by the Eagle Oil Parties.

8.	We note your response to comment 10 of our letter and reissue our comment. In response to our comment, you state that you removed disclosure indicating that there are conflicts of interest. However, we note that you do have conflicts of interest as noted on page 20. In an appropriate place, please identify all conflicts of interests with your president or any affiliates. Please ensure that you disclose all affiliated parties and their interests and file all agreements with these parties in accordance with Item 601(b)(10) of Regulation S-K.

The Registration Statement was updated to include the following disclosures regarding potential conflicts of interest which were added to the Risk Factors section:

6

Conflict of Interest

The Company is subject to various potential and actual conflicts of interest arising out of its relationship with its Chief Executive Officer and/or affiliates of the Company: transactions with affiliates of the Chief Executive Officer of the Company and/or such other persons and entities; the payment of substantial sums from the proceeds of this offering to such affiliates; and, competition for the time and services of the Chief Executive Officer, agents, employees, and affiliates with other projects or businesses that they run.

Dealings with the Company

The Chief Executive Officer controls the business and affairs of the Company. Consequently, the Chief Executive Officer will be able to control his own compensation and to approve dealings, if any, by the Company with other entities with which he is also involved. Furthermore, the Chief Executive Officer controls the majority of the voting power in the Company. Although the Chief Executive Officer intends to act fairly and in full compliance with his fiduciary obligations, there can be no assurance that the Company will not, as a result of the conflict of interest described above, sometimes enter into arrangements under terms less beneficial to the Company than it could have obtained had it been dealing with unrelated persons.

Because our Chief Executive Officer and Director, controls 99% of the voting power of the outstanding capital stock, he will effectively control the Company, which in turn could decrease the price and marketability of the shares

Mr. DiPrima holds voting control over the 600,000 shares of Series B Convertible Preferred Stock held by the We Work Revocable Trust. The Series B Preferred Shares have the right to vote in the aggregate, on all shareholder matters votes equal to 99% of the total shareholder vote on any and all shareholder matters. As a result, Mr. DiPrima will have the ability to control the Company as follows:

•	elect or defeat the election of our Directors;
•	amend or prevent amendment of our articles of incorporation or bylaws;
•	effect or prevent a merger, sale of assets or other corporate transaction; and
•	affect the outcome of any other matter submitted to the stockholders for vote

Moreover, because of the significant voting position controlled by our insider, new investors will not be able to effect a change in the Company’s business or management, and therefore, shareholders would be subject to decisions made by Mr. DiPrima. Management’s stock voting position may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company; this could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Issuer’s counsel, Peter Campitiello, Esq. at (732) 867-9741.

Sincerely,

/s/ James C. DiPrima

James C. DiPrima, Chief Executive Officer

7